SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. 3)*
International Tower Hill Mines Ltd.
(Name of Issuer)
Common Shares, no par value
(Title of Class of Securities)
46050R 10 2
(CUSIP Number)
Arinze Ike, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
500 Fifth Avenue, New York, New York 10110
Tel. (212) 986-6000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 18, 2024
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Paulson & Co. Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

64,198,980 (1)

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

64,198,980 (1)

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

64,198,980 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.1%

14.	TYPE OF REPORTING PERSON

IA

(1) See Note 1 to Item 5 below.

The following constitutes Amendment No 3 (“Amendment No. 3”) to the Schedule 13D previously filed by the undersigned with respect to International Tower Hill Mines Ltd. on December 30, 2016 (as amended and supplemented by Amendment No. 1 filed on March 16, 2018 and Amendment No. 2 filed on September 4, 2020, “Schedule 13D”) .  This Amendment No. 3 amends the Schedule 13D as specifically set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.
Item 2.	Identity and Background.
Item 2(c) is hereby amended and restated to read as follows:
(c) Paulson, an investment advisor, furnishes investment advice to and manages onshore and offshore pooled investment vehicles (collectively,  the "Funds"). John Paulson is the President and sole Director of Paulson & Co. Inc.
Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended to add the following:
The consideration for the purchase of the securities on January 18, 2024 reported herein by the Reporting Person was derived from available capital of the Funds managed by Paulson, and a total of approximately $1,506,121.98 was paid to acquire such securities.
Item 4.	Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended by adding the following:
On, January 18, 2024, Paulson entered into a subscription agreement (the “Subscription Agreement”) with International Tower Hill Mines Ltd. (the “Issuer”), pursuant to which the Paulson purchased 2,268,256 of the Issuer’s shares of Common Stock in a private placement offering (the “Offering”), the net proceeds of which are for the Issuer’s general working capital purposes. The foregoing description of the subscription agreement is qualified in its entirety by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 22, 2024 (the “Closing 8-K”).
Item 5.	Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a)            The aggregate percentage of Common Stock reported owned by the Reporting Person is based upon approximately 199,693,442 shares of Common Stock outstanding, which is based upon (i) 195,885,531 shares of Common Stock outstanding as of October 31, 2023 as disclosed in the Issuer’s Current Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2023 and (ii) the issuance by the Issuer of an additional 3,807,911 shares of Common Stock as part of the Offering as described in the Closing 8-K. As of the date hereof, the Reporting Person may be deemed to have beneficially owned approximately 32.1% of the outstanding Common Stock.
(b)            Number of shares of Common Stock as to which Paulson has:
(i) Sole power to vote or direct the vote: 64,198,980 (see Note 1).
(ii) Shared power to vote or direct the vote: 0
(iii) Sole power to dispose or direct the disposition: 64,198,980 (see Note 1).
(iv) Shared power to dispose or direct the disposition: 0
(c)            On January 18, 2024, the Reporting Person acquired from the Issuer, in a private placement, 2,268,256 shares of Common Stock at a price of $0.664 per share.
(d)            See Note 1.

(e)            Not applicable.
Note 1: Paulson furnishes investment advice to and manages the Funds. In its role as investment advisor, or manager, as the case may be, Paulson possesses voting and investment power over the securities of the Issuer described in this Schedule 13D that are owned by the Funds. The pecuniary interest of all securities reported in this Schedule is owned by the Funds. Except for the purpose of determining beneficial ownership under Section 13(d) of the Securities Exchange Act of 1934, as amended, Paulson disclaims beneficial ownership of all securities reported in this Schedule 13D.
For reporting purposes, the aggregate amount of Common Stock deemed to be beneficially owned by the Reporting Person is calculated based on an aggregate of 64,198,980 shares of Common Stock beneficially held by the Reporting Person as of the date hereof.
Item 6.	Contracts, Arrangement, Understandings or Relationships With Respect to Securities of the Issuer.
See Item 4 hereof.
Item 7.	Material to be Filed as Exhibits.
10.1  Form of Subscription Agreement, dated January 18, 2024 between the Issuer and Paulson & Co. Inc. (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 22, 2024).

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:	January 22, 2024
PAULSON & CO. INC.

By:	/s/ Stuart L. Merzer
	Name:	Stuart L. Merzer
	Title:	General Counsel & Chief Compliance Officer